Norton Rose Fulbright US LLP

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nortonrosefulbright.com

May 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:	Kyle Wiley, Staff Attorney

Josh Shainess, Legal Branch Chief

Re:	Enerflex Ltd.

Registration Statement on Form F-4

Filed March 18, 2022

File No. 333-263714

SEC Comment Letter dated April 30, 2022

Dear Messrs. Wiley and Shainess:

On behalf of Enerflex, Ltd. (“Enerflex”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrant’s above-referenced Registration Statement on Form F-4 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 20, 2022 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on March 18, 2022.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

Registration Statement on Form F-4

Questions and Answers about the Transaction and the Exterran Special Meeting

How does the Exterran board recommend that I vote at the Exterran special meeting?, page 23

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

1.

Where you address that the directors and executive officers of Exterran have interests in the transaction that may differ from the interests of Exterran stockholders generally here and in the “summary” section, highlight that Exterran’s executive officers are party to a Change in Control Agreement and that certain executive officers are also entitled to golden parachute compensation. Quantify the total amount of compensation that these executive officers will receive as a result of the merger.

Response: Enerflex has revised the disclosures on pages 23, 36, 52, 53, and 62 of Amendment No. 1 to highlight that Exterran’s executive officers are each a party to Change in Control Agreements with Exterran and that certain executive officers are also entitled to golden parachute compensation, to include a cross reference to the detailed disclosure of such interests and to provide an estimate of the total amount of compensation to be received by the executive officers as a result of the merger.

Conditions to the Transactions, page 46

2.	For the avoidance of doubt, please clarify which conditions are waivable and not waivable.

Response: Enerflex has modified the disclosure on pages 46 and 156 of Amendment No. 1 to clarify which conditions to the transactions are waivable and not waivable.

Risk Factors

Risks Relating to the Transaction

Uncertain geopolitical conditions could adversely affect Enerflex’s results of operations, page 73

3.

We note that Enerflex sources natural gas from Russia. Please disclose whether and how Enerflex’s business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions in light of the conflict between Russia and Ukraine. For example, discuss whether Enerflex has:

•	had to suspend the production, purchase, sale or maintenance of certain items;

•	experienced higher costs due to constrained capacity or increased commodity prices;

•	experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•	been unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing conflict.

Response: Enerflex has modified the disclosure on page 74 of Amendment No. 1 to clarify the limited impact of the conflict between Russia and Ukraine on Enerflex’s business. Enerflex has updated the disclosure to reflect that it may or may not use natural gas from Russia, depending on the mix of gas available in the world natural gas market and to clarify that its business is supplying natural gas compression, oil and gas processing, refrigeration systems, and electric power generation equipment with engineering and mechanical expertise.

4.

To the extent material, please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations arising from the conflict between Russia and Ukraine.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

Response: Enerflex believes that there are not currently trends or uncertainties that have had or are reasonably likely to have a material impact on the liquidity, financial position, or results of operations of Enerflex arising from the conflict between Russia and Ukraine.

Enerflex relies on suppliers to source raw materials, component parts and finished products…, page 75

5.

We note your disclosure that “some of the components used in Enerflex’s products are obtained from a single source or a limited group of suppliers.” Please expand your disclosure to discuss with more specificity Enerflex’s material sources for components, the availability of raw materials, and the identity of any principal suppliers.

Response: Enerflex has modified the disclosure on page 76 in Amendment No. 1 to discuss Enerflex’s material sources for components, the availability of raw materials and the identity of principal suppliers.

Background on the Transaction, page 95

6.

We note statements made by Mr. Rossiter to the press following the announcement of the proposed transaction indicating that Enerflex has been considering a deal/combination with Exterran “literally for years.” The discussion on page 96 suggests that March 15, 2021 was the first substantive discussion between Mr. Rossiter and Mr. Way about a potential transaction between Enerflex and Exterran. Please revise the disclosure to state whether the March 15 call was the first discussion between management of Enerflex and management of Exterran. Additionally, revise to disclose, to the extent applicable, whether Enerflex had prior internal discussions specifically about a potential acquisition or business combination with Exterran.

Response: Enerflex has modified the disclosure on page 96 in Amendment No. 1 to include disclosure of the initial conversations between Enerflex and Exterran regarding a possible transaction in 2013, which ended in December 2013. Enerflex’s prior internal discussions about a potential transaction with Exterran are disclosed on page 97 in Amendment No. 1.

Financial Analyses, page 117

7.

Explain why the only companies selected for each of the respective Selected Public Companies Analyses are the parties to this business combination. Additionally, we note the assertion in the Exterran Financial Analyses that “none of the selected companies used in Wells Fargo Securities’ analyses is identical to Exterran” and a similar assertion in the Enerflex Financial Analyses with respect to Enerflex. Please clarify these statements given that both Exterran and Enerflex were “selected” companies for purposes of the analyses.

Response: Enerflex has revised the disclosures on pages 118, 119 and 121 of Amendment No. 1 to remove the quoted language. The selected companies were selected by Wells Fargo Securities because they were deemed by Wells Fargo Securities to be the only sufficiently similar companies to Exterran and Enerflex after taking into account operations, product offerings, end markets and size, which we disclose on pages 119 and 121 of Amendment No. 1.

Certain Unaudited Prospective Financial Information, page 122

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

8.

Revise to disclose and quantify each material assumption underlying the projections, including but not limited to the assumptions and variables used with respect to general economic and competitive conditions and prevailing interest rates. Additionally, given that the sets of projections for each of Exterran and Enerflex were prepared using different assumptions, highlight the materially differing assumptions.

Response: Enerflex has revised the disclosures on pages 124 and 125 of Amendment No. 1 to disclose the material assumptions of Enerflex and Exterran underlying the projections.

Summary of Exterran Prospective Financial Information, page 124

9.

We note that Exterran management prepared a separate sensitivity analysis that factored in an assumed equity raise, and that Wells Fargo Securities considered both the Status Quo Sensitivity and the Equity Issuance Sensitivity in connection with the selected public companies analysis and discounted cash flow analysis, which in turn were used by Wells Fargo Securities in formulating its fairness opinion. Accordingly, please provide disclosure of the Equity Issuance Sensitivity pursuant to Item 1015(b)(6) of Regulation M-A.

Response: Enerflex has revised the disclosures on page 127 of Amendment No. 1 to clarify that the prospective financial information presented was identical in both the Status Quo Sensitivity and the Equity Issuance Sensitivity.

Certain U.S. Federal Income Tax Consequences, page 134

10.

We note that Enerflex and Exterran intend that the transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code. Given the parties’ representation that a U.S. holder that exchanges shares of Exterran common stock for the merger consideration in the transaction will generally not recognize gain or loss other than with respect to any cash received in lieu of fractional Enerflex common shares, revise to include counsel’s tax opinion as an exhibit as required by Item 601(b)(8) of Regulation S-K.

Response: Enerflex has revised Amendment No. 1 to add the U.S. tax opinion as an exhibit.

11.

We note that your discussion is framed as a “general summary” only and “is not a complete description of all tax considerations that may be relevant.” Revise to remove the implication that the discussion may not address all material federal tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin 19.

Response: Enerflex has revised the disclosure on pages 137 and 138 of Amendment No. 1 to remove the implication that the discussion may not address all material federal tax consequences.

Unaudited Pro Form Financial Information

6. Pro forma adjustments to the consolidated statement of earnings of Enerflex

(b)	Cost of Goods Sold, page 194

12.	Please clarify why there is a net decrease in compensation expense of $8.7 million resulting from the difference between Exterran’s historical share-based compensation expense and the estimated

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

share-based compensation expense related to replacement awards issued to continuing employees. Clarify how the terms of the replacement awards differ from the historical awards and how the fair value was calculated. Revise your disclosure accordingly.

Response: As set forth in Section 2.3 Treatment of Company Equity Awards of the Merger Agreement, the existing Equity Awards of Exterran (the “original awards”) are replaced with Equity Awards of Enerflex(the “replacement awards”). Each replacement award is to be subject to the same terms and conditions (including settlement terms) as the corresponding original awards of Exterran on the Closing Date. Therefore, the terms of the replacement awards do not differ from the original awards. Please see the revised disclosure on page 199 of Amendment No. 1.

The discussion below is provided to the Staff to clarify the reason for the net decrease in compensation expense of $8.7 million in the unaudited pro forma financial information included in the Form F-4 filed on March 18, 2022. The amount represents the net difference between the reversal of the stock-based compensation expense related to terminated employees and the change in value of the replacement awards for continuing employees.

In accordance with IFRS 3, Business Combinations, as Enerflex is obliged to replace the original awards, the Company was required to determine whether all or a portion of the fair value of the replacement awards form part of the consideration transferred in the business combination (IFRS 3.B56) with the remaining excess recognized as a post-combination expense as follows:

Amount (millions)
Fair value of Replacement Awards	$19.0
Attributable to pre-combination services	$(11.8)

Difference: Attributable to post-combination services	$7.2

•

Management calculated the estimated fair value of the replacement awards of $19.0 million in accordance with IFRS 2, Share-based Payments based on the most recent share price and the exchange ratio of 1.021.

•

Management calculated the estimated amount of the replacement awards attributable to pre-combination service (thus part of the consideration transferred) to be $11.8 million. This was determined by multiplying the fair value of the original awards of $19.0 million by the ratio of the vesting period completed at date of acquisition to the total vesting period.

•

Management calculated an excess of the fair value of the replacement awards of approximately $7.2 million over the above amount attributable of pre-combination services to recognize as post-combination expense.

•	Management noted that post-combination services to be expensed needed to be bifurcated in the Pro forma Statement of Earnings as follows:

.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

Amount (millions)
Accelerated vesting for terminated employees (transaction related costs)	$5.3
Amortization of share-based awards for the year ended December 31, 2021	$1.4
Amortization of share-based awards subsequent to December 31, 2021	$0.5

$7.2

•

An amount of $5.3 million was recognized as transaction related costs (in note 6(e)) as this relates to the expected cash settlement of the accelerated vesting of replacement awards for all executive officers and non-officers for which the entity has decided to terminate their employment agreements.

•

An amount of $1.9 million related to compensation expenses for replacement awards issued to continuing employees whereas $1.4 million relates to the amortization of vesting in the first year following the acquisition and the remaining amount of $0.5 million subsequently.

As a stock-based compensation expense for continuing employees has already been recorded in the cost of goods sold of the Exterran historical financial statements, a proforma adjustment was subsequently recorded so the Unaudited Pro Forma Consolidated Statement of Earnings appropriately reflects the post-combination share based compensation expense during the year ended December 31, 2021, as follows:

Amount (millions)
Exterran historical compensation expense- year ended December 31, 2021	$10.1
Amortization of share-based awards- year ended December 31, 2021	$(1.4)

Proforma adjustment	$8.7

•

Exterran recorded approximately $10.1 million in stock-based compensation expense related to the original awards in the Exterran historical consolidated financial statements (approximately USD$8.1 million) for the year ended December 31, 2021.

•

The $8.7 million represents the net difference between the reversal of the $10.1 million in compensation expense related to the original awards and the $1.4 million of estimated post-combination expense attributable to the replacement awards for continuing employees amortized during the year ended December 31, 2021.

The unaudited financial information was subsequently prepared to include the unaudited pro forma financial position as at March 31, 2022 that presents the financial positions of Enerflex and Exterran giving pro forma effect to the transaction as if these events occurred on March 31, 2022. The unaudited pro forma statement of earnings for the year ended December 31, 2021 and the three months ended March 31, 2022 present the results of operations of Enerflex and Exterran giving pro forma effect to the transaction as if these events occurred on January 1, 2021. As a result, the compensation expense has been respectively updated to a net decrease of $7.9 million clarified below:

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

The remaining excess recognized as a post-combination expense as follows:

Amount (millions)
Fair value of Replacement Awards	$24.2
Attributable to pre-combination services	$(11.1)

Difference: Attributable to post-combination services	$13.1

•

Management calculated the estimated fair value of the replacement awards of $24.2 million in accordance with IFRS 2, Share-based Payments based on the most recent share price of $8.86 as of April 29, 2022 and the exchange ratio of 1.021.

•

Management calculated the estimated amount of the replacement awards attributable to pre-combination service (thus part of the consideration transferred) to be $11.1 million. This was determined by multiplying the fair value of the original awards of $24.2 million by the ratio of the vesting period completed at date of acquisition to the total vesting period.

•

Management calculated an excess of the fair value of the replacement awards of approximately $13.1 million over the above amount attributable of pre-combination services to recognize as post-combination expense.

•	Management noted that post-combination services to be expensed needed to be bifurcated in the Pro forma Statement of Earnings as follows:

Amount (millions)
Accelerated vesting for terminated employees (transaction related costs)	$9.1
Amortization of share-based awards for the year ended December 31, 2021	$2.2
Amortization of share-based awards subsequent to December 31, 2021	$1.8

$13.1

•

An amount of $9.1 million was recognized as transaction related costs (in note 6(d)) as this relates to the expected cash settlement of the accelerated vesting of replacement awards for all executive officers and non-officers for which the entity has decided to terminate their employment agreements.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

•

An amount of $4.0 million related to compensation expenses for replacement awards issued to continuing employees whereas $2.2 million relates to the amortization of vesting in the first year following the acquisition and the remaining amount of $1.8 million subsequently.

As a stock-based compensation expense for continuing employees has already been recorded in the cost of goods sold of the Exterran historical financial statements, a proforma adjustment was subsequently recorded so the Unaudited Pro Forma Consolidated Statement of Earnings appropriately reflects the post-combination share based compensation expense during the year ended December 31, 2021, as follows:

Amount (millions)
Exterran historical compensation expense- year ended December 31, 2021	$10.1
Amortization of share-based awards- year ended December 31, 2021	$(2.2)

Proforma adjustment	$7.9

•

Exterran recorded approximately $10.1 million in stock-based compensation expense related to the original awards in the Exterran historical consolidated financial statements (approximately USD$8.1 million ) for the year ended December 31, 2021.

•

The $7.9 million represents the net difference between the reversal of the $10.1 million in compensation expense related to the original awards and the $2.2 million of estimated post-combination expense attributable to the replacement awards for continuing employees amortized during the year ended December 31, 2021.

(d) Nonrecurring Item, page 195

13.

Please clarify how the impairment charge relating to a customer contract in Latin America is related to the merger or financing transactions to which your pro forma financial statements give effect, and why this is an appropriate pro forma adjustment. Refer to Article 11-02(a)(6) of Regulation S-X.

Response:

Enerflex has considered Article 11-02(a)(6)(i)(B) of Regulation S-X and Section 3230.4 of the SEC Financial Reporting Manual, which specifies “Infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or other combining entities and that are not directly affected by the transaction” should not be eliminated to arrive at pro forma results. It is the Company’s opinion that the impairment charge is directly affected by the transaction as a fair value assessment of the contract asset to have been nil as of the acquisition date (being the beginning of the fiscal year presented) in accordance with IFRS 3, Business Combinations. The impairment was related to a lack of visibility to a continuing a contract with a customer in the Latin America region that would have been reflected in the expected future cash flows of the contract as having no value. On this basis, the contract asset that was impaired in the historical financial statements of Exterran was eliminated as this impairment would have been reflected through an adjustment to goodwill in the preliminary purchase price allocation.

Nevertheless, Enerflex respectfully acknowledges that there is diversity in practice over the elimination of impairment charges recognized in the acquired business’s historical income statements and has removed the impairment charge as a pro forma adjustment on page 191 of Amendment No. 1 and removed the corresponding discussion of the impairment charge that formerly appeared on page 195 of the Registration Statement.

(e) Transaction related costs (including financing fees), page 195

14.

Please revise your disclosure to clarify the basis for the $19.4 million in severance costs and $22.6 million in advisory, legal and transaction costs and whether they are based on agreements in place or estimates. Also clarify whether these adjustments represent all of the expected costs relating to these activities or just some portion. For any adjustments that will not recur in the income statement of the registrant beyond 12 months after the transaction, please identify as such. Refer to Article 11-02(a)(11)(i) of Regulation S-X.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

Response: The unaudited financial information was subsequently prepared to include the unaudited proforma financial position as at March 31, 2022 that presents the financial positions of Enerflex and Exterran giving pro forma effect to the transaction as if these events occurred on March 31, 2022. The unaudited pro forma statement of earnings for the year ended December 31, 2021 and the three months ended March 31, 2022 present the results of operations of Enerflex and Exterran giving pro forma effect to the transaction as if these events occurred on January 1, 2021. As a result, the transaction related costs (including financing fees) have been updated from $19.4 million to $26.2 million in severance costs and from $22.6 million to $30.4 million in advisory, legal and transaction costs

Enerflex has revised its disclosure to clarify that the $26.2 million in severance costs is based on the expected required cash payment in connection with the termination of certain executive officers and non-officers of Exterran recorded as post-combination expenses. The Company has revised its disclosure on page 199 of Amendment No. 1 to specify that these severance costs are based on the change in control provisions in the employment agreements in place for all officers and the estimated cash settlement of the accelerated vesting of replacement awards for all executive officers and non-officers.

Enerflex has also revised its disclosure on page 199 of Amendment No. 1 to clarify that the $30.4 million in advisory, legal and transaction costs are based on estimates that represent all the expected costs to complete the transaction.

Enerflex notes that the related severance and advisory, legal and transaction costs are not expected to recur in the income statement beyond twelve months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Engineered Systems Bookings and Backlog, page 203

15.

Please revise your disclosure to further clarify the nature of your bookings and backlog and the timing of recognition. Clarify the portion represented by newly manufactured equipment that will be accounted for as finance leases and will be fully realized in 2022, and the portion that will be recognized over time using percentage-of-completion accounting. For contracts recognized over time, clarify the period over which this revenue will be recognized.

Response: Backlog is equivalent to the Company’s Engineered Systems unsatisfied performance obligations. Note 23 of the Consolidated Financial Statements (page F-40 of Amendment No. 1) discloses the expected timing of the drawdown of the Engineered Systems projects. These projects are typically completed within a year (as noted in Note 3(q) / page F-16 of Amendment No. 1) but can be dependant on a number of factors including but not limited to: product mix of projects in backlog, scheduling of the manufacturing facilities, and customer delivery requests. As a result, the Company does not disclose the timing of recognition within this specific section.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

The Engineered Systems backlog at December 31, 2021 contains only two finance leases (there are none in the comparative periods) and the booking of these types of projects is very infrequent. The Company is of the opinion that isolating these projects could result in the disclosure of commercially sensitive information given how few are booked.

The finance lease revenue recognition for new equipment is also typically recognized within a year, with the distinguishing difference being a point-in-time recognition upon commencement rather than percentage-of-completion recognition on non-finance lease Engineered Systems projects.

Segmented Results, page 204

16.

Revise your disclosure for each of your segment results to quantify the extent to which your changes in revenue are attributable to changes in prices, changes in the volume or amount of products or services being sold, or the introduction of new products or services. Refer to Item 5.A. of Form 20-F.

Response: The majority of Enerflex’s products and services are highly specialized for an end customer through specific engineering, configuration, and design. As the products and services are highly bespoke in nature, Enerflex believes the impact of a change in price and/or changes in volume cannot be isolated in a meaningful manner for users of the financial statements. Enerflex does qualitatively discuss factors that have impacted the overall results including items such as pricing pressures on gross margin and material volume changes on parts sales when applicable. No new products and services have been introduced during 2021 or the comparative periods.

Free Cash Flow, page 218

17.

The title of your measure “Free Cash Flow” suggests that this is a non-IFRS liquidity measure. However we note that the measure adjusts cash flow from operating activities to exclude working capital changes. As such, it is unclear how this is a liquidity measure and why the title “Free Cash Flow” is appropriate. Please revise or advise. Ensure that any non-IFRS liquidity measures you present do not exclude charges that require or have required cash settlement. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K and Question 103.1 of the commission’s Non-GAAP Compliance and Disclosure Interpretations. Please also ensure that you include the disclosures required by Item 10(e)(1)(i) of Regulation S-K for all non-IFRS measures presented, including why management believes the measure to be useful to investors and the purposes for which management uses the measure.

Response: Enerflex has revised the disclosures in the Free Cash Flow section on page 223 of Amendment No. 1 to include the reasoning behind management’s belief that this measure to be useful to investors and why management uses the measure. Enerflex believes that the use of Free Cash Flow is an important metric because it is a measure of liquidity which demonstrates the Company’s ability to generate cash for capital investments, repay debt obligations, payment of dividends, and strategic opportunities. Changes in working capital are excluded so Free Cash Flow is not distorted by changes the Company considers temporary in nature, including but not limited to, the impact of the timing of receipts and payments.

The reconciliation of Free Cash Flow is derived from the Company’s financial statements and is appropriately adjusted by excluding non-cash items and including cash items that have been, or will be settled in cash, with the exception of those items the Company considers temporary. Furthermore, the Company’s reconciliation begins with Cash Flow from Operations, which is a the most directly comparable GAAP measure found on the Consolidated Statement of Cash Flows.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

Beneficial Ownership of Securities

Security Ownership of Certain Beneficial Owners and Management of Exterran, page 305

18.

Please revise the beneficial ownership table to identify the natural person(s) who hold voting and/or investment power over the shares beneficially owned by Chai Trust Co LLC and Dimensional Fund Advisors LP.

Response: Enerflex has revised the disclosures on pages 328 + 329 of Amendment No. 1 to identify the natural person(s) who hold voting and/or investment power over the shares beneficially owned by Chai Trust Co LLC and Dimensional Fund Advisors LP.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

(q) Revenue Recognition

Engineered Systems, page F-16

19.

Your disclosure indicates that you recognize revenue from Engineered Systems on a percentage of completion basis over the construction period. Please revise your disclosure to clarify the period of time over which these systems are typically constructed and revenue recognized.

Response: Enerflex has modified the Engineered Systems section within Note 3(q) on page F-16 of Amendment No. 1 to clarify the period of time over which these systems are typically constructed and revenue recognized. Note 23. Revenue within the Consolidated Financial Statements discloses the expected timing of any unsatisfied performance obligations, which allows readers to see the expected timing of the drawdown of the backlog of Engineered Systems projects. As can be seen within the table on Note 23, Engineered Systems revenues are typically recognized within a year. Additionally, the “Practical Expedients” paragraph within Note 3(q) also highlights that Engineered Systems projects are typically completed within one year.

20.

Please further clarify the nature and terms of your contracts that have been classified as finance leases for newly built equipment. Tell us how you considered the factors in paragraphs 62 through 65 of IFRS 16 in determining to account for these arrangements as finance leases. Revise your disclosures accordingly. Please also provide the same information and disclosures for your contracts classified as finance leases relating to existing or pre-owned equipment recorded as Energy Infrastructure revenue.

Response: Enerflex has modified its disclosure on pages F-17 and F-18 of Amendment No. 1 regarding revenue recognition policies related to the Engineered Systems and Energy Infrastructure product lines to now list the factors used in determining which leases qualify as finance leases.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

May 19, 2022

Note 23. Revenue, page F-37

21.

Please disclose the amount of selling profit recognized from your finance leases and the amount of lease income recognized from your operating leases for each period presented. Refer to paragraph 90 of IFRS 16.

Response: Enerflex has modified the note disclosure on page F-40 of Amendment No. 1 to now isolate the specific operating lease revenue as discussed under paragraph 90 of IFRS 16. As initially discussed in the response to comment 15 above, the booking and subsequent recognition of finance leases is very infrequent. Enerflex believes that isolating these projects further, either under the Engineered Systems or Energy Infrastructure product line, could result in the disclosure of commercially sensitive information.

*    *    *

We hope that the foregoing has been helpful to the Staff’s understanding of Enerflex’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (713) 651-5557.

Very Truly Yours

By:	/s/ Brian P. Fenske
Brian P. Fenske

cc:	Marc Rossiter (Enerflex Ltd.)

David Izett (Enerflex Ltd.)

Lee McIntyre (Norton Rose Fulbright US LLP)

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